Exhibit 99.1

Webuy Launches AI Agent-Assisted Smart Travel Card to Enhance Connected Travel Experience

SINGAPORE, JULY 13, 2026 — Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven platform transforming travel services and social commerce across Southeast Asia, today announced the launch of its AI Agent-assisted Smart Travel Card, a new travel technology initiative designed to support travelers across the full journey — from pre-departure preparation and payment to transportation, destination experiences and post-trip engagement.

The initiative applies AI Agent capabilities to selected travel workflows by combining AI-assisted decision-making, structured journey context, location-based detection, rules-based workflows and backend system integrations to provide more connected and context-aware travel services.

A customer journey can span weeks or months and involve numerous interactions, including preparation, transportation, itinerary management and destination services. Today, many of these interactions remain fragmented across messages, documents, applications and offline services.

Webuy’s Smart Travel Card is designed to bring these interactions together.

Combining an NFC-enabled physical card with a personalized H5 interface, the platform provides travelers with a continuous digital connection throughout the journey without requiring a separate application.

The current H5 interface provides access to journey information, meeting-point guidance, direct guide contact, daily itineraries, bilingual support and location-based AI attraction commentary.

As one example of its AI Agent-assisted functionality, the Smart Travel Card uses location and itinerary context to determine when a traveler is within approximately 300 meters of a relevant attraction. The system then automatically displays corresponding attraction information and AI-assisted audio commentary through the H5 interface, allowing the traveler to choose whether to play the audio content.By connecting more of the customer journey through a single platform, Webuy believes it may be able to build a more continuous understanding of how travelers interact with its products and services.

Webuy believes this may support a long-term improvement cycle for the travel business: as more customers use the platform, the Company may gain deeper insights into traveler needs; those insights may help improve its AI Agents and products; and better experiences may support stronger engagement, referrals and repeat business.

“Our Smart Travel Card is designed to help understand where the traveler is in the journey and support timely, relevant services from Webuy. For example, when a traveler enters the proximity of a relevant attraction, the system can evaluate the traveler’s location and journey context and automatically provide corresponding attraction information and AI-assisted commentary. We believe this can improve the travel experience by supporting a more connected and personalized journey from beginning to end. Just as importantly, it may help strengthen the data and service feedback loop within our travel business. As our customer base grows, the insights generated through these interactions may help us improve our AI Agents, products and services, supporting stronger engagement, referrals and repeat business over time,” said Vincent Xue, Chief Executive Officer of Webuy Global Ltd.

The initiative forms part of Webuy’s broader strategy to deploy AI Agents across its travel operations and build a more connected and scalable technology-driven travel business.

About WEBUY GLOBAL LTD (Nasdaq: WBUY)

Webuy is a technology-driven platform transforming travel services and social commerce across Southeast Asia.The Company provides curated leisure travel experiences, cross-border tour services, premium travel offerings, customized travel solutions, and region-wide travel services for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by AI, service excellence, and strong regional partnerships. For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact

WEBUY GLOBAL LTD
Email: ir@webuy.global